                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20645

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         OCEAN WEST HOLDING CORPORATION
                                (Name of Issuer)


                                  Common Shares
                         (Title of Class of Securities)


                                   67517P 10 9
                                 (CUSIP Number)


                             Agape Foundation Trust
                       c/o Larry D. Vince, Attorney at Law
                          30 Corporate Park, Suite 309
                            Irvine, California 92606
                                 (949) 622-8128
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 12, 2002
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

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
--------------------------------------------------------------------------------------------------------------------
CUSIP NO. 67517P 10 9
--------------------------------------------------------------------------------------------------------------------
(1)    Names of reporting persons .................................................... Agape Foundation Trust
       S.S. or I.R.S. Identification Nos. of above persons ...........................
-------------------------------------------------------------------------------------- -----------------------------
(2)    Check the appropriate box if a member of a group
                                (see instructions)                                     (a)
                                                                                       -----------------------------
                                                                                       (b)              x
-------------------------------------------------------------------------------------- -----------------------------
(3)    SEC use only ..................................................................
-------------------------------------------------------------------------------------- -----------------------------
(4)    Source of funds  (see instructions) ...........................................                  00
-------------------------------------------------------------------------------------- -----------------------------
(5)    Check if disclosure of legal proceedings is required pursuant to Items 2(d)or
       2(e)
-------------------------------------------------------------------------------------- -----------------------------
(6)    Citizenship or Place of Organization ..........................................              Bahama
-------------------------------------------------------------------------------------- -----------------------------
Number of shares beneficially owned by each reporting person with:

        (7)  Sole voting power .......................................................             553,224
                                                                                       -----------------------------
        (8)  Shared voting power .....................................................                   0
                                                                                       -----------------------------
        (9)  Sole dispositive power ..................................................             553,224
                                                                                       -----------------------------
        (10) Shared dispositive power ................................................                   0
                                                                                       -----------------------------
(11)    Aggregate amount beneficially owned by each reporting person                               553,224
-------------------------------------------------------------------------------------- -----------------------------
(12)    Check if the aggregate amount Row (11) excludes certain shares (see instructions).
-------------------------------------------------------------------------------------- -----------------------------
(13)    Percent of class represented by amount in Row (11) ...........................             9.9%
-------------------------------------------------------------------------------------- -----------------------------
(14)    Type of reporting person (see instructions) ..................................              IN
-------------------------------------------------------------------------------------- -----------------------------

Item 1.  Security and Issuer.

                                  Common Shares
                                       of
                         Ocean West Holding Corporation
                         15991 Redhill Avenue, Suite 110
                            Tustin, California 92780

Item 2.  Identity and Background.

         a)    Name:                     Agape Foundation Trust

         b)    Business address:         c/o Larry D. Vince, Attorney at Law
                                         30 Corporate Park, Suite 309
                                         Irvine, California 92606

         c)    Present principal occupation: N/A

         d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

         e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or findings any violations with respect to such laws.

         f)    Citizenship: Bahama

Item 3.  Source and Amount of Funds or Other Consideration.

         The securities were acquired in a stock for stock exchange in which Ocean West Enterprises, Inc. ("OWE") became a wholly owned subsidiary of Ocean West Holding Corporation.

Item 4.  Purpose of Transaction.

         The purpose of the exchange of OWE stock for stock of the issuer was to form a holding company which would then issue shares to a closed investment company. The closed-end investment company distributed most of the shares of the issuer it received to its shareholders (primarily institutional investors) creating a public company with a substantial shareholder base without having to sell shares in a traditional initial public offering.

Item 5.  Interest in Securities of the Issuer.

         The Trust has the following interests on Common Shares of Ocean West Holding Corporation:

                                                  Aggregate            Percent
                                                   Number              of Class
                                                  ---------            --------
         (a)     Beneficially Owned                553,224                9.9%

         (b)     Sole Voting Power                 553,224                9.9%
                 Shared by Voting Power              -0-
                 Sole Disposition Power            553,224                9.9%
                 Shared Disposition Power            -0-

         (c) There were no transactions in the Common Shares of the issuer effected by the Trust in the last sixty days. Filing is required because of the registration of the Common Shares.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Shares owned by the Trust.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            Oct. 1       , 2002
     -------------------------


Agape Foundation Trust

By:               /s/ Larry D. Vince
         -----------------------------------------------------
         Larry D. Vince, Attorney at Law


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